350, 850 Dunsmuir Street
Vancouver, BC V6C 1N5
Telephone: 604 688 7377
www.lincolngold.com

March 12, 2008	OTCBB: LGCP

LINCOLN GOLD BEGINS CORE DRILLING AT
LA BUFA, CHIHUAHUA, MEXICO

LINCOLN GOLD CORP. (OTCBB:LGCP) is pleased to announce that it has commenced core drilling on the large La Bufa gold-silver exploration property (2,291 hectares) in the Guadalupe y Calvo mining district in southwestern Chihuahua State, Mexico. Energold Drilling Corp. of Vancouver has been contracted to carry out the drilling. The first drill arrived on site on February 29th, 2008 and a second drill may be brought to the site before the end of March. The exploration program is focusing on the southern extension of the Rosario vein system which extends onto the La Bufa property for at least 1600 meters. The Company plans to drill a minimum of 15 angle (-45°) core holes in two-hole “fences” across the vein system for a total of 6000 meters. All holes are targeted to reach the 2250 meter level or deeper which was historically productive in the adjacent Rosario mine which is owned by Gammon Gold. See attached Map.

Potential also exists for the Rosario vein system to extend to the north of the Rosario mine onto Lincoln ground. Lincoln geologists have recently identified and sampled promising breccia zones.

Lincoln Gold may earn up to a 60% interest in the La Bufa property from Almaden Minerals Ltd. by spending US$3.5 million over a 4 year period and issuing 1,550,000 shares.

The drilling program is being carried out as part of the Phase 1 exploration program recommended on the La Bufa property in the technical report on the La Bufa property prepared by Mr. Richard W. Bybee, P. Geo, and dated October 19, 2007. Mr. Jeffrey Wilson, the Company’s vice-president and chief operating officer and a qualified person under National Instrument 43-101, supervised the preparation of this news release.

Lincoln Gold Corp. is a gold exploration company with several projects in various stages of exploration which includes three properties, including the advanced Pine Grove property, in Nevada and the La Bufa property in Mexico.

LINCOLN GOLD CORP.

“Jeffrey L. Wilson”

Vice President and COO

For more information contact:
Investor Relations: 604-688-7377
www.lincolngold.com